July 26,
2005


Mail Stop 4561

John C. Goff
777 Main Street, Suite 2100
Fort Worth, TX  76102

      Re:	Crescent Real Estate Equities Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		File No. 333-42293

Dear Mr. Goff:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Selected Financial Data, page 25
1. Reference is made to your discussion of FFO and Adjusted FFO. Explain to us how this non-GAAP measure enhances investors understanding of your operating performance and how management uses this measure to evaluate the performance of your business.

2. Tell us how you considered the guidance of in questions 7, 8 and
15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the appropriateness of excluding impairment charges and the loss on extinguishment of debt from Adjusted FFO.

Managements Discussion and Analysis

Funds from Operations, page 59

3. Refer to the fourth paragraph under this heading. Tell us what consideration you gave to discussing your distributions in comparison to cash flow from operating activities for the three years presented and in the periods in which the distributions exceeded cash flow from operating activities, identifying the alternative source of the distributions. Similar considerations should be made to the presentation on page 43.

Quantitative and Qualitative Disclosures about Market Risk, page
60
4. Clarify what consideration you gave to providing the information related to your hedged variable rate debt. We note the information included in Management`s Discussion and Analysis related to the derivative instruments used to hedge the related risk.
Financial Statements and Notes

Significant Accounting Policies

Gain Recognition on Sale of Real Estate Assets, page 75
5. Please clarify to us and in future filings your accounting policy for recognizing gains ands losses on properties sold or contributed to joint ventures in which you obtain or hold an interest.

Note 9 - Investments in Unconsolidated Companies, page 92
6. We note that you account your investment in G2 Opportunity
Fund,
L.P. under the equity method.   We note the related party
ownership
structure as outlined in note 18 on page 54. Explain to us how you analyzed this entity under paragraph 5(c) of Fin 46R and if the entity is a variable interest entity, clarify who the primary beneficiary is and the basis for that determination.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.



							Sincerely,



            Linda Van Doorn				Senior Assistant
Chief
Accountant


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Mr. John C. Goff
Crescent Real Estate Equities Limited Partnership
July 26, 2005
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